ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600

February 24, 2016

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 85 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being submitted in connection with the Trust’s registration of Class C shares of AllianzGI Best Styles Global Equity Fund and Class A and Class C shares of each of AllianzGI Best Styles Emerging Markets Equity Fund, AllianzGI Best Styles International Equity Fund and AllianzGI Best Styles U.S. Equity Fund (collectively, the “Funds”), each a series of the Trust.

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class C shares of AllianzGI Best Styles Global Equity Fund and Class A and Class C shares of each of AllianzGI Best Styles Emerging Markets Equity Fund, AllianzGI Best Styles International Equity Fund and AllianzGI Best Styles U.S. Equity Fund; and

2.	The Statement of Additional Information of the Trust.

This Amendment relates only to the Funds and does not supersede or amend disclosure in the Trust’s registration statement relating to any other series or class of shares of the Trust. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7748) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ George Baxter

George Baxter

cc: Julian Sluyters
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.